Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(millions of dollars)

Earnings, as defined:
Net income	$1,240	$1,068	$945	$831	$789
Income taxes	752	654	580	473	443
Fixed charges included in the determination of net income, as below	450	411	382	347	359
Total earnings, as defined	$2,442	$2,133	$1,907	$1,651	$1,591

Fixed charges, as defined:
Interest expense	$417	$387	$361	$318	$334
Rental interest factor	11	8	8	7	7
Allowance for borrowed funds used during construction	22	16	13	22	18
Fixed charges included in the determination of net income	450	411	382	347	359
Capitalized interest	—	1	3	2	—
Total fixed charges, as defined	$450	$412	$385	$349	$359

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	5.43	5.18	4.95	4.73	4.43
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(a)
Florida Power & Light Company has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.